

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 13, 2006

Louis G. Baldwin
Chief Financial Officer
XTO Energy Inc.
810 Houston Street
Fort Worth, Texas 76102

> **Re: XTO Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed February 25, 2005**
> **File No. 001-13884**

Dear Mr. Baldwin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne